ArcelorMittal 6-K

Exhibit 99.4

press release

ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

31 March 2023, 08:00 CET

ArcelorMittal (the ‘Company’) announces the publication of the convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders (the ‘General Meetings’), which will be held on 2 May 2023 at 14:00 CET at the Company’s registered office, 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meetings will be those who are shareholders on the record date of 18 April 2023 at midnight (24:00 hours CET) (the ‘Record Date’).

The convening notice, the Annual Report 2022, the Form 20F 2022, the voting forms and all other meeting documentation will be available on ArcelorMittal's website www.arcelormittal.com under Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 2 May 2023. Shareholders may obtain a soft copy of the Annual Report 2022 (in English) by making a request by e-mail to privateinvestors@arcelormittal.com unless they specify that they would like to receive free of charge a hard copy by mail (in which case they should provide the relevant postal address) or at the Company’s registered office.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com